Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Westport Appoints New Chief Financial Officer

     VANCOUVER, Jan. 25 /CNW/ - Westport Innovations Inc. (TSX:WPT/
NASDAQ:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today announced the appointment of Bill Larkin as
Chief Financial Officer (CFO) of Westport effective February 15, 2010.
     Prior to joining Westport, Mr. Larkin served as Chief Financial Officer of Fuel Systems Solutions, Inc. (FSYS) from May 2008 to May 2009, and corporate controller and chief accounting officer of FSYS from November 2006 to May 2008. Prior to that, Mr. Larkin served as director of financial reporting at Standard Pacific Corp and as an auditor at Deloitte & Touche LLP, based in Los Angeles. Most recently, Mr. Larkin served as Interim Chief
Financial Officer for DDi Corp., a publicly listed manufacturer of circuit boards, beginning October 2009. Mr. Larkin earned a Bachelor of Science degree in accounting from the University of Southern California and is a certified public accountant.
     "With his financial experience in the technology and alternative fuel industries, Bill will be a real asset to Westport," said David Demers, CEO of
Westport Innovations Inc. "We are delighted to welcome him to the Westport team."
     As announced in August 2009, Elaine Wong, Westport's CFO since 2003, will become Executive Vice President, Strategic Development, focusing on strategic growth and investment opportunities and organizational effectiveness and transformation. In addition, Darren Seed has been promoted to the position of
Vice President, Investor Relations and Communications to build Westport's recognition as a global leader in alternative fuel technology and natural gas products in the investment community and automotive and energy sectors. With a market window emerging for clean technology transportation solutions, Westport is focusing on building awareness for its products and being well positioned to take advantage of opportunities to accelerate growth and profitability.

     About Westport Innovations Inc.

     Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen and biofuels such as landfill gas. The Westport GX engine and LNG system for heavy duty Class 8 trucks offers class-leading emissions and allows trucking fleets to move to lower-cost, domestically available natural gas. Cummins Westport
Inc., Westport's joint venture with Cummins Inc., manufactures and sells the world's broadest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses. BTIC Westport
Inc., Westport's joint venture with Beijing Tianhai Industry Co. Ltd., manufactures and sells LNG fuel tanks for vehicles. Westport's joint venture with OMVL SpA, Juniper Engines Inc., offers light-duty LPG engine solutions for industrial applications such as forklifts. To learn more about our business, please visit: www.westport.com. Follow our business on Twitter at
http://twitter.com/WestportWPRT or subscribe to our News Release RSS Feed through our website address.

     Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, including statements relating to the production, efficiency, performance, emissions, benefits, timing, systems and processes and demand for products, which are based on Westport's estimates, forecasts and projections.
These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control and are discussed in Westport's most recent Annual Information Form and filings with securities regulators. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     %SEDAR: 00004375E %CIK: 0001370416

     /For further information: Inquiries: Darren Seed, Vice President,
Investor Relations & Communications, Westport Innovations Inc., Phone: (604)
718-2046, Email: invest(at)westport.com/
     (WPT. WPRT)

CO:  Westport Innovations Inc.

CNW 08:00e 25-JAN-10